Exhibit 4.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is entered into this 28th day of May, 2017 (the “Effective Date”) by and between YUNHAO CHEN (“Employee”) and DOGNESS (INTERNATIONAL) CORPORATION (“Dogness”).

WHEREAS, Dogness desires to employ Employee as the Chief Financial Officer of Dogness, the parent company of its subsidiaries (Jiasheng Enterprise (Hongkong) Co., Limited, Dogness (Hongkong) Pet’s Products Co., Limited, Dogness Intelligent Technology (Dongguan) Co., Ltd and Dongguan Jiasheng Enterprise Co., Ltd. are all referred to collectively herein as “Dogness”); and

WHEREAS, Employee and Dogness desire to establish and govern the employment relationship under the terms and conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, the adequacy of which is acknowledged, Employee and Dogness hereby agree as follows:

1.            Employment. Employee is being employed by Dogness as the Chief Financial Officer upon and subject to the terms and conditions of this Agreement. During the term of her employment under this Agreement, Employee shall report to Dogness’ Chief Executive Officer and Board of Directors, or to such other persons as Dogness may designate from time to time. Dogness reserves the right to change Employee’s title, duties, and reporting relationships as may be determined by it to be in the best interests of Dogness.

2.            Duties.

(a)          During the term of her employment under this Agreement, Employee will perform her duties hereunder at such time or times as Dogness may reasonably request. Employee’s duties may be varied by Dogness from time to time without violating the terms of this Agreement and shall include: (i) devoting her best efforts and her entire business time to further properly the interests and revenues of Dogness to the satisfaction of Dogness, (ii) being subject to Dogness’ direction and control at all times with respect to her activities on behalf of Dogness, (iii) complying with all rules, orders, regulations, policies, practices and decisions of Dogness, (iv) truthfully and accurately maintaining and preserving all records and making all reports as Dogness may require, and (v) fully accounting for all monies and other property of Dogness of which she may from time to time have custody and delivering the same to Dogness whenever and however directed to do so.

(b)          In performing her duties, Employee shall not undertake any action inconsistent with or harmful to the best interests of Dogness. Employee shall perform her duties and responsibilities in a professional manner and consistent with the overall goals and objectives of Dogness and applicable federal, state, and local law.

(c)          In performing her duties, Employee shall be familiar with and shall comply with: (i) all applicable federal, state, and local laws and regulations; (ii) the policies and decisions of Dogness’ Board of Directors; and (iii) all policies, procedures, and requirements enacted by

Dogness’ Board of Directors, as they may be amended from time to time. Employee agrees to adhere to and support Dogness’ policies and practices as set forth in any employee handbook or policy manual. Employee acknowledges and agrees that Dogness may amend or update its employee handbooks or policy manuals from time to time by written notice to Employee.

(d)          During her employment with Dogness, Employee shall devote the full time, attention, and best efforts to the operations of Dogness required for fulfillment of her duties. Employee agrees that, during her employment with Dogness, she will exercise the highest degree of loyalty and will conduct her duties with the highest degree of care. During her employment with Dogness, Employee shall not directly or indirectly engage in any other business activity that competes or conflicts with Dogness, whether as an employee, employer, consultant, principal, officer, or otherwise and whether or not done for compensation, gain, or other financial or economic advantage.

3.            Compensation; Grant of Option

(a)          For all services rendered by Employee to Dogness, Dogness shall pay Employee a base gross annual salary of Ten Thousand dollars ($10,000) per month for the balance of calendar year 2017 and One Hundred Fifty Thousand Dollars ($150,000) per year for calendar year 2018. Employee’s annual gross salary will be paid to Employee in accordance with Dogness’ standard payroll policies and practices, beginning with the first regularly scheduled pay date following the Effective Date of this Agreement. Employee understands and acknowledges that the base gross annual salary to be paid to her under this Agreement will be reduced by all applicable payroll and withholding taxes and any other deductions authorized by Employee for the provision of employee benefits or otherwise or required by applicable laws. Dogness will conduct an annual performance review of Employee, and any changes in Employee’s salary shall be determined in the sole discretion of Dogness.

(b)          In addition to the base salary, Dogness agrees to grant to Employee options to purchase up to 120,000 Class A Shares, at an exercise price per share of $1.50. The grant will occur effective at the closing of the initial public offering of the Company’s Class A Shares, and the options will vest at a rate of 5,000 per month, beginning one month following completion of the IPO. Employee acknowledges and agrees that (i) the options and underlying Class A Shares shall be subject to the terms and conditions contained in any award agreement (if any), which terms may include but not be limited to vesting and forfeiture provisions, (ii) the options and underlying Class A Shares may, in the sole discretion of the Board of Directors of Dogness, be included in a registration statement on Form S-8 filed by Dogness, but there is no guarantee that any registration statement will be filed in connection with such grant; and (iii) the grant of the options and underlying Class A Shares constitutes valid and sufficient consideration for her agreement to the terms and conditions set forth in this Agreement, including without limitation any and all restrictive covenants contained herein.

4.           Expenses. Dogness shall reimburse Employee for all ordinary and necessary out-of-pocket expenses incurred and paid by Employee in the course of the performance of Employee’s duties pursuant to this Agreement, provided that Employee incurred such expenses consistent with Dogness’ policies in effect from time to time with respect to travel, entertainment

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and other business expenses. To receive such expenses reimbursement, Employee shall submit written requests, along with supporting documentation and/or receipts, in compliance with Dogness’ requirements with respect to the manner of approval and reporting of such expenses.

5.           Additional Benefits.

(a)          Subject to meeting the eligibility requirements to participate in such plans under the terms and conditions established by the plans, Employee shall be eligible to participate in all employee benefits programs provided by Dogness to its employees, as such may be established and modified from time to time in the discretion of Dogness. However, nothing contained in this Agreement shall be construed to obligate Dogness in any manner to maintain any existing plans, put into effect any plans not presently in existence, or provide special benefits to Employee.

(b)          During the term of this Agreement, Employee shall be entitled to all national statutory annual paid vacation leave per year. Employee understands and agrees that all vacation time shall be approved by the Chief Executive Officer before Employee takes such leave. Employee’s ability to carry over unused vacation leave from year to year and to receive payment for unused vacation leave upon termination of employment shall be governed by Dogness’ policies in existence at the time of such occurrence.

6.            Indemnity. Dogness will indemnify Employee against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which Employee is party or are threatened to be made a party by reason of Employee acting as the Chief Financial Officer. To be entitled to indemnification, Employee must have acted honestly and in good faith with a view to the best interest of Dogness and, in the case of criminal proceedings, Employee must have had no reasonable cause to believe Employee’s conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit Employee’s liability under United States federal securities laws.

7.            Termination.

(a)          Either party may terminate this Agreement at any time, for any reason or for no reason, with or without cause, upon thirty (30) days’ written notice to the other party.

(b)          Notwithstanding Paragraph 7(a) above, Employee’s employment with Dogness shall terminate immediately upon: (i) the death, disability, or adjudication of legal incompetence of Employee; (ii) Dogness’ ceasing to carry on its business without assigning this Agreement; or (iii) Dogness becoming bankrupt. For purposes of this Agreement, Employee shall be deemed to be disabled when Employee has become unable, by reason of physical or mental disability, to satisfactorily perform the essential functions of her job and there is no reasonable accommodation that can be provided to enable her to perform satisfactorily those essential functions. Such matters shall be determined by, or to the reasonable satisfaction of, Dogness.

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(c)          Notwithstanding Paragraph 7(a) above, Dogness may immediately terminate this Agreement for cause, effective upon the provision of notice to Employee, for the following reasons: (i) Employee’s repeated failure to satisfactorily and substantially perform her duties as an employee of Dogness (other than any such failure resulting from a disability), which failure has continued without remedy for more than thirty (30) days after Dogness has provided written notice thereof; (ii) Employee’s dishonesty, incompetence, willful misconduct, gross negligence, or breach of fiduciary duty; (iii) failure to comply with the lawful directives of Dogness’ Board of Directors; (iv) failure to abide by and/or comply with any laws or regulations governing or relating to the operations of Dogness; (v) failure to abide by and/or comply with any other applicable laws, including, but not limited to, laws prohibiting discrimination and harassment in the workplace; (vi) theft, misappropriation, or misuse of Dogness’ property or assets; (vii) Employee’s conviction of or plea of guilty or nolo contendere to any felony or any other crime involving theft, dishonesty, or fraudulent conduct; or (viii) breach of Employee’s obligations under this Agreement.

(d)          In the event Employee’s employment with Dogness is terminated by Employee or Employer for any or no reason, Dogness shall pay or provide to Employee any salary that Employee shall have earned and not yet received through the date of such employment termination, determined on a pro rata basis based on the number of work days in the month of termination.

8.            Employee Covenants.

(a)           Non-Disclosure and Return of Confidential Information.

(i)          Employee acknowledges that, as an employee of Dogness, Employee will be provided access to, and may develop or assist in developing on Dogness’ behalf, confidential and proprietary information and trade secrets. As used in this Agreement, “Confidential Information” shall be deemed to include, but shall not be limited to, information and materials related to Dogness’ business procedures, methods, and manufacturing processes for producing its products; marketing plans and strategies; customer lists, business histories, customer presentations, strategic business opportunities and plans; market research, analyses of customer information, and prospective customer lists; pricing of goods sold, margins, and sales strategies; accounting, operational, organizational, and financial data, processes, and services; technical know-how; research and development; proprietary computer software and hardware; and any other information that is not generally known to the public or within the industry in which Dogness competes. “Confidential Information” shall also be deemed to include information or material received by Dogness from others and intended by them to be kept in confidence by its recipients. “Confidential Information” shall not include Employee’s general skills and knowledge concerning general business practices not specific to Dogness’ business, nor shall it include information that has become widely disseminated and generally available to the public through no wrongful act or omission on the part of Employee.

(ii)         At all times during and after employment with Dogness, Employee shall take all reasonable steps necessary to preserve the confidential and proprietary nature of Confidential Information and to prevent the inadvertent or accidental disclosure of Confidential Information. Employee will not use, disclose, transfer, or make available any Confidential

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Information other than: (i) as required by the proper performance of Employee’s duties for Dogness; (ii) as authorized by Dogness; and (iii) as required by an order or subpoena from a court of competent jurisdiction and/or administrative agency, provided that, prior to such disclosure, Employee promptly notifies Dogness so that Dogness may take appropriate action with such court or agency to protect its Confidential Information. Employee will not remove any Confidential Information from Dogness’ premises or make copies of such materials except for use in Dogness’ business. Employee shall not retain any tangible, intangible, or electronic copies of any Confidential Information after the termination of her employment with Dogness for any reason.

(iii)        If part of the Confidential Information is known by public, but other parts or the whole is not public knowledge yet, the whole Confidential Information still has confidential value. Employee agrees to have non-disclosure covenant for such Confidential Information. Employee shall not disclose such information directly or indirectly, or solicit any third party to put together Confidential Information by collecting the public part(s).

(iv)        During her employment with Dogness, for the interest of Dogness, Employee shall promptly report to Dogness the Confidential Information arising out of work, submit a written report, and assist Dogness to obtain the right of such information. Such Confidential Information shall be owned Dogness exclusively. During employment with Dogness, employee shall fully disclose all of her conceptions about Dogness’ business to Dogness.

(v)         The compensation paid to Employee by Dogness has included all the consideration for Employee to perform the covenants in Paragraph 8(a).

(vi)        Employee warrants that, unless Employee has stated to Dogness in writing, Employee’s usage or disclosure of any confidential information during employment with Dogness does not violate any confidentiality agreement between Employee and any previous employer or other party. No matter if Employee is bound by such confidentiality agreement, Employee shall not disclose it to Dogness, or solicit Dogness to use any confidential information of Employee’s any previous employer or other party.

(b)          Non-Compete.

(i)          Employee acknowledges that, during the course of her employment, Employee will be granted access to and may develop or assist in developing Dogness’ Confidential Information and goodwill. Employee recognizes and agrees that in light of her extensive access to and knowledge of such Confidential Information and in order to protect Dogness’ goodwill with its customers, Dogness has a reasonable and legitimate interest in protecting itself from unfair competition as set forth in subsection (ii).

(ii)         The term of the Non-Compete Period is the course of employment with Dogness and a period of two (2) years after Employee’s employment with Dogness ceases (whether voluntarily or involuntarily and for whatever reason). During the Non-Compete Period, Employee shall not, on her own behalf or on behalf of any other person or entity, compete with

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Dogness by engaging in a position where Employee holds any registered or beneficial ownership/stock interest, or as its employee, consultant, management, director or other capacity, holds any interest of any company or entity that competes with the goods and services provided by Dogness, or helps or assists such company by any way; (ii) usurp business opportunities provided by other parties to Dogness, use Dogness’ resources to create any business opportunity for herself; take commission fee related to Dogness’ transactions, sign contracts or conduct transactions with Dogness without proper approval under internal rules of Dogness; or conduct other actions detrimental to Dogness’ interests and/or competitive position, (iii) use any of Dogness’ names, any other name that Dogness uses to operate business, or any similar name, or use such name to build or create any entrepreneur entity, organization or domain name, or use it in any other way without written consent of Dogness, or (iv) call herself employee of Dogness or related with Dogness in any way, after termination of her employment with Dogness. This restriction shall only apply within any geographic area serviced by Employee for Dogness at any time during the one (1) year period preceding Employee’s termination of employment.

(iii)        During the Non-Compete Period, if Employee continues performing all the covenants in Paragraph 8(b), Dogness will pay Employee compensation. The calculation of such compensation is: if Employee continues performing non-compete covenant within twenty (24) months after the termination of employment, Dogness will pay Employee compensation equaling to six (6) months of base salary prior to the termination of employment and pay it month by month. Employee confirms that such compensation is enough and reasonable. Employee further agrees that Dogness has the right at its sole discretion to choose to pay consideration for Employee to perform the covenants in Paragraph 8(b), or choose to cease payment of consideration to waive Employee’s covenants in Paragraph 8(b). Dogness has the right at its sole discretion to require Employee to continue to perform the non-compete covenant (but the term shall not exceed 24 months after the termination of the employment).

(iv)        The benefits obtained (including already obtained or agreed to obtain) by Employee through conducting restricted actions in the Non-Compete Period shall belong to Dogness.

(c)          Non-Solicitation of Customers. Employee specifically agrees that, at all times during her employment with Dogness and for a period of two (2) years after Employee’s employment with Dogness ceases (whether voluntarily or involuntarily and for whatever reason), Employee will not solicit or offer to any Customer of Dogness any goods or services that compete with the goods or services provided by Dogness. For purposes of this Agreement, the term “Customer” means: (i) any person or entity that contracted with Dogness for goods or services at any time during the twelve (12) month period preceding the Employee's termination of employment; and (ii) any person or entity to whom Dogness made a proposal or presentation for the provision of goods or services at any time during the six (6) month period preceding Employee’s termination of employment. Except as set forth in Paragraph 8(b), this restriction is not intended to prohibit Employee from providing goods or services to persons or entities who are not Customers of Company.

(d)          Non-Solicitation of Employees. Employee specifically agrees that, at all times during her employment with Dogness and for a period of two (2) years after Employee’s employment with Dogness ceases (whether voluntarily or involuntarily and for whatever reason),

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Employee shall not, on Employee’s own behalf or on behalf of any other person or entity, hire, recruit, solicit for employment, or assist in solicitation or hiring any other employee who works for Dogness. This includes, but is not limited to: (i) providing to any such prospective employer the identities of any of Dogness’ employees; (ii) providing to any such prospective employer information about the quantity of work, quality of work, special knowledge, or personal characteristics of any person who is still employed at the Dogness at the time such information is provided; and/or (iii) assisting any of Dogness’ employees in obtaining employment with any such prospective employer through the dissemination of resumes and applications, or otherwise. Employee also specifically agrees that she will not provide the information set forth in subparts (i), (ii), or (iii) above to any prospective employer during interviews preceding possible employment.

(e)          Intellectual Property.

(i)          Employee agrees to disclose to Dogness all inventions, ideas, works of authorship and other trade secrets made, developed and/or conceived by her and arising out of Employee’s employment at all times during her employment with Dogness and for a period of one (1) year.

(ii)         Employee further agrees that all such inventions, ideas, works of authorship and other trade secrets made shall be “works made for hire” and that Dogness shall be deemed the author thereof under the U.S. Copyright Act or other applicable law, and all work product is and shall be free from any claim or retention of rights thereto on the part of Employee.

(iii)        In any event and at any time, Employee hereby irrevocably assigns to Dogness any and all right, title interest in such inventions, ideas, works of authorship and other trade secrets made, including any and all patents and/or copyrights in connection with any of the foregoing, and agrees to do any and all acts necessary, and sign any and all instruments, which Dogness may request to secure all rights related to the foregoing in the United States or in any foreign country.

(iv)        By exhibit to this Agreement, Employee lists all inventions she owns, including the ones she invents by herself and the ones she invents with others. All the inventions, completed prior to the employment with Dogness, and owned by Employee, or although owned by third party but Employee can use within the scope of agreement, are called Prior Inventions. If no exhibit discloses such inventions, it deems that Employee states such Prior Invention does not exist. If, during her employment with Dogness, Employee uses any Prior Invention on products, service, procedure, or machine equipment of Dogness, Dogness automatically gets non-exclusive, free, irrevocable, permanent and global license (including sublicensing to others through different levels of sublicense) to produce, modify, use and sell such Prior Invention. In light of the foregoing, Employee agrees that, without prior written consent of Dogness, Employee shall not use any Prior Invention that has been used on Dogness’ products or service, or authorize others to use.

(v)         During her employment with Dogness, Employee confirms the compensation paid from Dogness to Employee fully covers the work for enforcing the invention, such as proposal of concept, creation, development, improvement or simplification. Employee

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represents to give up all legal priority rights to apply patent or trademark, rights to transfer any invention or technology products, and rights to claim or challenge the ownership of “works made for hire.”

(vi)        Employee acknowledges and agrees that the covenants and rights in Paragraph 8(e) will be effective for an indefinite period, and will not be restricted by the termination of employment with Dogness.

(f)           Return of Company Property.

Upon the request of Dogness or upon the termination of Employee’s employment with Dogness for any reason, Employee shall return to Dogness: (a) all Confidential Information; (b) all other records, designs, patents, business plans, financial statements, manuals, memoranda, lists, correspondence, reports, records, charts, advertising materials, and other data or property delivered to or compiled by Employee by or on behalf of Dogness or its operating subsidiaries, or their representatives, vendors, or customers that pertain to Dogness’ business, whether in paper, electronic, or other form; and (c) all keys, credit cards, computers, telephones, PDA’s, equipment, and other property of Dogness. Employee shall not retain or cause to be retained any copies of the foregoing. Employee hereby agrees that all of the foregoing shall be and remain the property of Dogness, and be subject, at all times to its discretion and control.

(g)          Enforcement.

(i)          Employee and Dogness have examined in detail the covenants and restrictions set forth in Paragraph 8 (including all subsections) of this Agreement and agree that the restraints imposed upon Employee are reasonable in light of the legitimate interests of Dogness and are not unduly restrictive of Employee’s ability to earn a living following the termination of her employment.

(ii)         Employee understands and agrees that the covenants and restrictions set forth in Paragraph 8 (including all subsections) of this Agreement survive the termination of her employment (regardless of the reason) and remain binding and enforceable against her according to the restrictions’ respective terms.

(iii)        If any of the covenants contained in Paragraph 8 (including all subsections) of this Agreement are held by a court or other enforcement authority to be overly broad by reason of time period, geography or scope, the court shall modify any time period, geography or scope deemed overly broad to the maximum time period, geography or scope that such court or other enforcement authority finds reasonable and enforceable in light of all the circumstances present at the time such determination is made and this Agreement shall be deemed to be amended at such time to reflect such determination.

(iv)        Employee agrees that a breach by her of any of the covenants and restrictions set forth in Paragraph 8 (including all subsections) of this Agreement will result in irreparable injury to Dogness for which a remedy at law shall be insufficient. Employee agrees

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that in the event of a breach or threatened breach of such covenants, Dogness shall be entitled to temporary, preliminary, and permanent injunctive relief without the need to prove irreparable harm and without the necessity of placing a bond for such injunction. The application of any form of injunctive relief shall not make any other legal or equitable remedy unavailable.

(v)         In the event that the Employee is found by a court or other enforcement authority to have breached any of the covenants and restrictions set forth in Paragraph 8 (including all subsections) of this Agreement, then the time periods set forth in such restrictions, if any, shall automatically be extended by the length of time which Employee shall have been in breach of any of said provisions.

9.            Survival of Obligations. All obligations of Employee that by their nature involve performance after the expiration or termination of Employee’s employment with Dogness, or that cannot be ascertained to have been fully performed until after the expiration or termination of Employee’s employment with Dogness, shall survive the expiration or termination of this Agreement. Except as otherwise specifically provided in this Agreement, all of Dogness’ obligations under this Agreement will terminate at the time this Agreement or Employee’s employment with Dogness is terminated for any reason.

10.          Notice. Any notice, request, consent or communication under this Agreement shall be effective only if it is in writing and personally delivered or sent by certified mail, return receipt requested, postage prepaid, or by a nationally recognized overnight delivery service, with delivery confirmed, addressed as follows:

If to Dogness:	Dogness (International) Corporation
Tongsha Industrial Estate, East District
Dongguan, Guangdong
People’s Republic of China 523217

With a Copy to:	Anthony W. Basch
Kaufman & Canoles, P.C.
Two James Center, 14th Floor
1021 E. Cary St.
Richmond, VA 23219

If to Employee:	Dr. Yunhao Chen
Dogness (International) Corporation
Tongsha Industrial Estate, East District
Dongguan, Guangdong
People’s Republic of China 523217

or such other persons and/or addresses as shall be furnished in writing by any party to the other party, and shall be deemed to have been given only upon its delivery in accordance with this Paragraph 10.

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11.          No Conflicts. Employee represents and warrants to Dogness that neither the execution nor delivery of this Agreement, nor the performance of Employee’s obligations hereunder will conflict with, or result in a breach of, any term, condition, or provision of, or constitute a default under, any obligation, contract, agreement, covenant or instrument to which Employee is a party or under which Employee is bound, including, but not limited to, the breach by Employee of a fiduciary duty to any former employers.

12.          Defined Terms. A term defined in any part of this Agreement shall have the defined meaning wherever the term is used in this Agreement.

13.          Assignment.

(a)          This Agreement may be assigned by Dogness to any successor, subsidiary or affiliated entity or in connection with sale, merger, or consolidation of Dogness with another entity. Additionally, this Agreement shall be deemed to have been assigned without any further action on the part of Dogness to a successor entity in the event of a sale, merger, or consolidation of Dogness. Such assignment may occur without prior notice to Employee and without the provision of any additional consideration to Employee.

(b)          Employee understands and agrees that the duties and obligations of Employee under this Agreement are personal in nature and cannot be assigned, in whole or in part, by Employee.

14.          Waiver.

(a)          Any failure of any party on one or more occasions to enforce or require the strict keeping and performance of any of the terms and conditions of this Agreement shall not constitute a waiver of such terms and conditions of this Agreement, shall not constitute a waiver of such term or condition at any future time, and shall not prevent any party from insisting on the strict keeping and performance of such terms and conditions at a later time.

(b)          The existence of any claim or cause of action of the Employee against Dogness, whether predicated upon an alleged breach of this Agreement or otherwise, shall not relieve Employee of her obligations under this Agreement and shall not constitute a defense to the enforcement by Dogness of any provision of this Agreement, including but not limited to the covenants contained in Paragraph 8 of this Agreement.

15.         Governing Law. This Agreement is deemed to have been entered into in China and shall be construed and interpreted at all times and in all respects in accordance with the laws of China without regard to the principles of conflicts of laws, and jurisdiction and venue for any action relating in any manner to this Agreement shall be in a court of competent jurisdiction located in or having jurisdiction over China.

16.         Attorneys’ Fees. In the event there is any litigation to enforce this Agreement, the prevailing party will be awarded its/her costs, expenses, and reasonable attorneys’ fees.

17.         Severability. In the event that any provision of this Agreement shall be determined by a court or tribunal having proper jurisdiction to be invalid, or illegal, or

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unenforceable, the remainder of this Agreement shall not be affected but shall continue in full force and effect as though such invalid, illegal or unenforceable provision were not originally part of this Agreement.

18.          Amendment. This Agreement may not be amended or modified except by an agreement in writing signed by all the parties hereto.

19.          Construction of Agreement. Each party to this Agreement agrees and acknowledges that no presumption, inference, or conclusion of any kind shall be made or drawn against the drafter or drafter(s) of this Agreement. Each party to this Agreement also agrees and acknowledges that she/it has contributed to the final version of this Agreement through comments and negotiations.

20.          Headings. The headings used in this Agreement are for convenience only and shall not be used to construe or interpret the meaning or intent of any provision.

21.          Entire Agreement. This Agreement represents and contains the entire agreement and understanding between the parties with respect to the terms and conditions of this Agreement and supersedes any and all prior and contemporaneous written and oral agreements, understandings, representations, inducements, promises, warranties, and conditions between the parties with respect to the terms and conditions of this Agreement. No agreement, understanding, representation, inducement, promise, warranty or condition of any kind with respect to the terms and conditions of this Agreement shall be relied upon by either party unless expressly incorporated herein.

22.          Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement that is binding upon both of the parties hereto, notwithstanding that both parties are not signatories to the same counterpart.

[Signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Employment Agreement to be effective as of the date indicated above:

DOGNESS (International) Corporation
/s/ Corporate Chop

/s/ Yunhao Chen	/s/ Zhicong Weng
YUNHAO CHEN	ZHICONG WENG
Chairman of Compensation Committee

Date: May 28, 2017	Date: May 28, 2017

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